BYLAWS

of

WELL WATER FINDERS, INC.

A Texas Corporation

The name of this corporation, its corporate purpose, and the number and kind of authorized capital shares are set forth in the Certificate of Formation of this corporation as filed with the Secretary of State of the State of Texas, on the 11th day of September, 2023, as the same may from time to time be amended. All provisions of these Bylaws are subject to the provisions of the Certificate of Formation.

This Corporation was formed under a plan of conversion. The name of the converting entity was Well Water Finders, LLC, a Texas limited liability company. The date of formation of Well Water Finders, LLC was October 30, 2020. The Certificate of Formation of the Company, dated as of September 11, 2023 (the "Certificate of Formation"), was filed in the Office of the Secretary of the State of Texas on September 11, 2023 and the Secretary of State issued a Certificate of Filing, effective on September 11, 2023.

ARTICLE I
OFFICES

Section 1. *Principal Office.* The principal office of the corporation in the State of Texas shall be located in Bosque County.

Section 2. *Registered Office and Registered Agent.* The registered office and agent of the corporation required by the Texas Business Organizations Code (the "*Code*") to be maintained in the State of Texas shall be as indicated by the Certificate of Formation, or as hereafter changed or designated as provided by law.

Section 3. *Other Offices.* The corporation may have other offices, either within or without the State of Texas, as the Board of Directors may from time to time designate.

ARTICLE II
SHAREHOLDERS

Section 1. *Annual Meeting.* The annual meeting of the Shareholders shall be held on the date and time as determined and set forth each year by the Board of Directors, but in any event, within the period and manner prescribed by law for such meeting for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State where the meeting is being held, the meeting shall be held on the next succeeding day that is not a legal holiday in such State and is not a Sunday.

Section 2.   *Special Meetings*. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by the Code or by the Certificate of Formation, may be called by the Chairman of the Board of Directors or the President or Secretary, or the holders of not less than 1/10 of all shares entitled to vote at the meetings. A request for such a special meeting shall be directed to the Secretary of the corporation, and such request shall state the purpose or purposes of the proposed meeting. Business transacted at all special meetings shall be confined to the objects stated in the notice of the meeting.

Section 3.   *Place of Meeting*. The Board of Directors may designate any place, either within or without the State of Texas, as the place of meeting for an annual meeting or for any special meeting called by the Board of Directors, said designated place being as stated in the notice or in a duly executed waiver of notice. If no designation is made, the place of meeting shall be the principal office of the corporation.

Section 4.   *Notice of Meetings*. Written or printed notice stating the place, day and hour of the meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, to each Shareholder of record entitled to vote at the meeting. If mailed, the notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

Section 5.   *List of Shareholders*.   At least ten (10) days before each meeting of Shareholders, the officer in charge of stock transfer books shall prepare a complete list of the Shareholders entitled to vote at said meeting, in alphabetical order, setting out the residence of and the number of voting shares held by each. For a period of ten (10) days prior to such meeting, such list shall be kept on file at the registered office of the corporation and shall be subject to inspection by any Shareholder at any time during usual business hours. Such list shall be produced and kept open at the time and place of the meeting during the whole time of the meeting, and shall be subject to the inspection of any Shareholder during the whole time of the meeting.

Section 6.   *Close of Transfer Books or Fixing of Record Dates*.   For the purpose of determining Shareholders entitled to notice of or to vote at any meeting of the Shareholders or any adjournment thereof, or Shareholders entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty (50) days. If the stock transfer books shall be closed for the purpose of determining Shareholders entitled to notice of or to vote at a meeting of Shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of Shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of Shareholders, not less than (10) days prior to the date on which the particular action requiring such determination of Shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders, or Shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed, or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of stock transfer books and the stated period of closing has expired.

Section 7. *Registered Shareholders.* The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of a share or shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Texas.

Section 8. *Quorum.* A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by the Code or by the Certificate of Formation. If, however, such quorum shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting in accordance with the original notice thereof. When a quorum is present at any meeting, the vote of the holders of a majority of the shares constituting said quorum, present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Code or of the Certificate of Formation a different vote is required, in which case such express provision shall govern and control the decision of such question. The Shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum. Except in those instances where the Code or the Certificate of Formation require class voting, there shall be no class voting on any matters submitted to a vote at a meeting of Shareholders.

Section 9. *Proxies.* At all meetings of Shareholders, a Shareholder may vote by proxy executed in writing by the Shareholder or by his attorney authorized by power of attorney duly executed. Proxies or powers of attorney shall be filed with the Secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. Each proxy shall be revocable unless expressly provided therein to be irrevocable, and in no event shall it remain irrevocable for a period of more than eleven (11) months.

Section 10. *Voting of Shares.* Subject to the provisions of Section 12 of this Article II, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of Shareholders.

Section 11. *Voting of Shares by Certain Holders.* Shares outstanding in the name of another corporation may be voted by an officer, agent or proxy as the Bylaws of that corporation may prescribe, or, in the absence of such a provision, as the Board of Directors of that corporation may determine. Shares standing in the name of a partnership may be voted by any general partner.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without transfer of the shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of the shares into his name.

Shares standing in the name of a receiver may be voted by the receiver, and shares held by or under the control of a receiver may be voted by the receiver without the transfer of the shares into his name if authority to do so be contained in an appropriate order of the court by which the receiver was appointed.

A Shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter, the pledgee shall be entitled to vote the shares.

Shares of its own stock belonging to the corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares.

Section 12. *No Cumulative Voting.* At each election for Directors, every Shareholder entitled to vote at the election shall have the right to vote, in person or by proxy, the number of shares owned by him for each Director to be elected and for whose election he has a right to vote, but the votes may not be accumulated to give one candidate the cumulative votes entitled to be cast for each directorship nor may such votes be distributed among the candidates seeking election to a directorship.

Section 13. *Unanimous Consent in Lieu of Meetings.* Any action required to be taken at a meeting of the Shareholders, or any other action which may be taken at a meeting of the Shareholders, may be taken without a meeting if a consent in writing, setting forth the action taken, shall be signed by all of the Shareholders entitled to vote with respect to the subject matter thereof, and such consent shall have the same force and effect as a unanimous vote of the Shareholders. Any such signed consent, or a signed copy thereof, shall be placed in the minute book of the corporation.

Section 14. *Meeting by Conference Telephone.* Subject to the notice provisions herein, the Shareholders of this corporation may participate in and hold any meeting of such Shareholders contemplated by these Bylaws by means of a conference telephone or similar communications device by which all persons participating in the meeting can hear and understand each other. Participation in the meeting by conference telephone or similar device shall be deemed to be the equivalent of presence in person at a Shareholders' meeting, except where a person participates in the telephone conference for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called or convened.

ARTICLE III
BOARD OF DIRECTORS

Section 1. *General Powers.* The business and affairs of the corporation shall be managed by its Board of Directors, who may exercise all such powers of the corporation and do all such lawful acts and things as are not by the Code or by the Certificate of Formation or by these Bylaws required to be exercised or done by the Shareholders.

Section 2. *Number, Tenure and Qualifications.* The number of Directors of the corporation shall not be less than one. The number of Directors constituting the initial Board shall be the number designated in the Certificate of Formation. The number of Directors constituting the entire Board thereafter shall be determined by the number of Directors elected by the Shareholders. The Directors shall be elected at the annual meeting of Shareholders, and each Director shall hold office until the next annual meeting of Shareholders, or until his successor shall be elected and qualified. Directors need not be residents of the State of Texas nor Shareholders of the corporation. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

Section 3. *Removal of Directors.* Any Director may be removed from his position as Director, either with or without cause, at any special meeting of Shareholders if notice of intention to act upon the question of removing such Director shall have been stated as one of the purposes for calling such meeting.

Section 4. *Resignation of Directors.* Any member of the Board may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, if no time is specified, at the time of its receipt by the President, the Secretary, or the Board. No acceptance of a resignation shall be necessary to make it effective.

Section 5. *Regular Meetings.* A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of Shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Texas for the holding of additional regular meetings without other notice than such resolution.

Section 6.   *Special Meetings.* Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, acting alone, or the President, acting alone, the Secretary, acting alone, or the majority of the Directors acting jointly. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Texas, as the place for holding any special meeting of the Board of Directors called by them. If no designation is made, the place of the meeting shall be the principal office of the corporation.

Section 7.   *Notice.* Notice of any special meeting shall be given at least two (2) days previous to the meeting either verbally or by written notice delivered personally or mailed, to each Director at his business address or by telegram. If mailed, the notice shall be deemed to be delivered when deposited in the United States mail, properly addressed with postage. If notice be given by telegram, the notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any Director may waive notice of any meeting. The attendance of a Director at a meeting shall constitute a waiver of notice of the meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Except as otherwise provided by the Code, or by the Certificate of Formation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice for the meeting.

Section 8.   *Quorum.* At any meeting of the Board of Directors, a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9.   *Manner of Acting.* The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise provided by the Code or by the Certificate of Formation. Any action required to be taken at a meeting of the Board of Directors, or any other action which may be taken at a meeting of the Board of Directors, may be taken without a meeting if a consent in writing, setting forth the action taken, shall be signed by all of the Directors.

Section 10.   *Vacancies.* Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors, though less than a quorum of the Board of Directors. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of Directors shall be filled by election at an annual meeting or at a special meeting of Shareholders called for that purpose.

Section 11. *Compensation.* By resolution of the Board of Directors, the Directors may be paid their actual expenses incurred for attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation. Members of the executive committee, or of special or standing committees may, by resolution of the Board of Directors, be allowed like compensation for attending committee meetings.

Section 12. *Presumption of Assent.* A Director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before adjournment or shall forward such within ten (10) days after the adjournment of the meeting. The right to dissent shall not apply to a Director who voted in favor of such action.

ARTICLE IV
EXECUTIVE COMMITTEE

The Board of Directors may, by resolution passed by a majority of the whole Board, designate an executive committee to consist of two (2) or more of the Directors of the corporation in addition to other advisors as may be appointed by the Board of Directors. The executive committee, to the extent provided by resolution of the Board of Directors, shall have and may exercise all of the authority of the Board of Directors in the management of the business affairs of the corporation, except where action of the full Board of Directors is required by the Code or the Certificate of Formation. The executive committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The minutes of the proceedings of the executive committee shall be placed in the minute book of the corporation.

ARTICLE V
OFFICERS

Section 1. *Number.* The officers of the corporation shall be a President, one or more Vice Presidents (the number to be determined by the Board of Directors), a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. The Board of Directors may also elect a Chairman of the Board, and may also elect or appoint such other officers and assistant officers and agents as it may deem necessary. Any two or more offices may be held by the same person.

Section 2. *Election and Term of Office.* Except to the extent that a contract of employment between the corporation and an officer shall provide for employment for a term in excess of one (1) year, which contracts are authorized in the discretion of the Board, the officers of the corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors after such annual meeting of the Shareholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death, or until he shall resign or until he shall have been removed in the manner hereinafter provided.

Section 3. *Resignations*. Any officer may resign at any time by giving written notice thereof to the President or to the Board. Any such resignation shall take effect as of its date, unless some other date is specified therein, in which event it shall be effective as of that date. The acceptance of such resignation shall not be necessary to make it effective.

Section 4. *Removal*. Any officer or agent elected or appointed by the Board of Directors may be removed by the affirmative vote of a majority of the Board of Directors, either with or without cause, but such a removal shall be without prejudice to the contract rights of the person removed.

Section 5. *Vacancies*. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

Section 6. *Bonding*. Each officer required by the Board to do so, shall give the corporation a bond in such form, in such sum and with such surety or sureties, as shall be satisfactory to the Board, for the faithful performance of the duties of his office, and for the restoration to the corporation, in case of his death, resignation, retirement, removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control, belonging to the corporation.

Section 7. *The Chairman of the Board*. The Chairman of the Board shall preside at all meetings of the Board of Directors and of the Shareholders and shall be ex-officio a member of all committees of Directors, and shall have such other powers and duties as may from time to time be prescribed by the Board of Directors, upon written directions given to him, pursuant to resolutions duly adopted by the Board of Directors.

Section 8. *The President*. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall in general, supervise and control all of the business and affairs of the corporation. He shall, in the absence of the Chairman of the Board, preside at all meetings of the Shareholders and of the Board of Directors. He may sign, with the Secretary or any other proper officer of the corporation authorized by the Board of Director, certificates for the shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation; and in general shall perform all duties incident to the office of President and other duties as may be prescribed by the Board of Directors.

Section 9. *The Vice Presidents.* In the absence of the President or in the event of his death, inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the corporation; and shall perform other duties as may be assigned to him by the President or by the Board of Directors.

Section 10. *The Secretary.* The Secretary shall keep the minutes of the Shareholders or the Board of Directors meetings; see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; be custodian of the corporate records and see that the seal of the corporation, if one is adopted, is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; keep a register of the post office address of the Shareholders; sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by the resolution of the Board of Directors; have general charge of the stock transfer books of the corporation; and in general, perform all duties incident to the office of the Secretary and other duties as may be assigned to him by the President or by the Board of Directors.

Section 11. *The Treasurer.* The Treasurer shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source, and deposit all moneys in the name of the corporation in the banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Article VI of these Bylaws; and in general, perform all the duties incident to the office of the Treasurer and other duties as may be assigned to him by the President or by the Board of Directors.

Section 12. *Salaries.* The salaries of the officers shall be fixed by the Board of Directors and no officer shall be prevented from receiving a salary by reason of the fact that he is also a Director of the corporation.

ARTICLE VI
CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. *Contracts.* The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and this authority may be general or confined to specific instances.

Section 2. *Loans.* No loans shall be contracted for on behalf of the corporation and no evidences of indebtedness shall be issued in the corporate name unless authorized by a resolution of the Board of Directors, and this authority may be general or confined to specific instances.

Section 3.   *Checks, Drafts, Etc.* All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by an officer or officers, agent or agents of the corporation as shall be determined by resolution of the Board of Directors, and this authority may be general or confined to specific instances.

Section 4.   *Deposits.* All funds of the corporation not otherwise employed shall be deposited to the credit of the corporation in banks, trust companies or other depositaries as the Board of Directors may select.

ARTICLE VII
CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1.   *Certificates for Shares.* Certificates representing shares of the corporation shall be in a form as shall be determined by the Board of Directors. The certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares are issued, with the number of shares and the date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate, a new one may be issued in accordance with Section 2 of this Article VII set forth below.

Section 2.   *Lost Certificates.* The Board may direct that a new certificate representing shares, bearing a new certificate number, be issued in place of any certificate alleged to have been lost, destroyed or mutilated, upon the making of an affidavit of the fact by the person claiming that the certificate is lost, destroyed or mutilated, which affidavit shall be attached to the certificate stub of the lost, destroyed or mutilated certificate, thereby evidencing cancellation and substitution of such lost, destroyed or mutilated certificate. When authorizing issuance of a new certificate, the Board, in its discretion, and as a condition precedent to the issuance thereof, may require the owner of such lost, destroyed or mutilated certificate, or his legal representative, to give the corporation a bond, in such form, in such sum, and with such surety or sureties as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificates alleged to have been lost, destroyed or mutilated. The Board may delegate to any committee the authority to administer the provisions of this section.

Section 3.   *Restriction on Transfer.* Subject to Section 5 of this Article VII below, the Board of Directors may, with the consent of any electing Shareholders, restrict the transferability of common shares of this corporation to comply with the terms of any contract executed between the corporation and such electing Shareholders. In the event a contract restricting the transferability of common shares is executed by the Board of Directors and such electing Shareholders, such agreement shall be considered a part of this Article of the Bylaws and an original copy of the contract shall be kept on file at the registered office of the corporation and shall be available for examination by any such electing Shareholder or his duly authorized agent or attorney at any reasonable time.

Section 4.   *Transfer of Shares.* Transfer of shares of the corporation shall be made only on the transfer books of the corporation by the holder of record or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney authorized by power of attorney duly executed and filed with the Secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner for all purposes.

Section 5.   *Option of First Refusal.* No share or shares of this corporation shall be sold by any Shareholder without first giving the corporation written notice of the terms of the proposed sale and the option to purchase said share or shares, on the same terms and for the same price or dollar value of consideration for which said share or shares are to be disposed of in the proposed sale, which option may be exercised by the corporation at any time within ten (10) days after receipt of the notice of the proposed sale. If the corporation fails to exercise its option within said time, the Shareholder, having given such notice, may dispose of said share or shares in strict accordance with the terms stated in such notice, such sale to be completed within ten (10) days following expiration of the option, or thereafter such share or shares shall again become subject to these restrictions. Any party succeeding to ownership of any share or shares through sale or other disposition, voluntary or involuntary (including but not limited to, a transfer as a result of gift, death, divorce, pledge, or other encumbrance, or foreclosure proceedings), shall take said share or shares subject to this restriction, which shall continue in effect. All shares issued of this corporation shall be issued with the following restrictions copied at length on its reverse side and referred to on its face side:

THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AS PROVIDED IN THE BYLAWS OF THIS CORPORATION, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THIS CORPORATION, AND SAID SHARES MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN STRICT ACCORDANCE WITH THE TERMS OF THE BYLAWS. A COPY OF THE BYLAWS WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER OF THIS CERTIFICATE UPON RECEIPT BY THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS OF A WRITTEN REQUEST FROM THE HOLDER REQUESTING SUCH A COPY. THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER ANY APPLICABLE STATE LAW. THEY MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR PLEDGED WITHOUT (1) REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE LAW, OR (2) AN OPINION (SATISFACTORY TO THE CORPORATION) OF COUNSEL

(SATISFACTORY TO THE CORPORATION) THAT REGISTRATION IS NOT REQUIRED.

Upon receipt of written notice from a holder of a share certificate, the President shall furnish without charge, a copy of the bylaws to the holder of the certificate within ten (10) days of receipt of such notice.

ARTICLE VIII
FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE IX
DIVIDENDS

The Board of Directors may declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

ARTICLE X
WAIVER OF NOTICE

Whenever any notice is required to be given to any Shareholder or Director of the corporation under the provisions of these Bylaws or under any statute, a waiver thereof, in writing, signed by the person or persons entitled to the notice, whether before or after the required stated time, shall be deemed equivalent to the giving of the notice.

ARTICLE XI
AMENDMENTS

These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by act of a majority of the Board of Directors or by act of a majority of the Shareholders. This action may be taken at any regular or special meeting of the Board of Directors or of the Shareholders if notice of such proposed action be contained in the notice of such meeting.

The undersigned, Directors and Secretary of the corporation, do hereby certify the above Bylaws were duly adopted for the regulation of the affairs of the corporation, by the Board of Directors and Shareholders on the __ day of August, 2023.

[SIGNATURE PAGE TO FOLLOW]

EXECUTED this 11th day of September, 2023.

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ANDREW VAN DE KOP, Director and Secretary

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TEISHA VAN DE KOP, Director